Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: PepsiCo, Inc. (PEP)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PepsiCo, Inc. (PEP)
Vote Yes: Item #7 – Report on Risks of State Policies Restricting Reproductive Health Care

Annual Meeting: May 3, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the PepsiCo Board of Directors issue a public report prior to December 31, 2023, omitting confidential and privileged information and at a reasonable expense, describing any known and potential risks and costs to the Company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the Company may deploy to minimize or mitigate these risks.

Supporting Statement: In its discretion, the board’s analysis would usefully include:

●	a discussion of any effects of these proposed or existing state policies on employee hiring, retention, and productivity;

●	company decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies;

●	any public policy advocacy by the company or related political contributions policies which take into consideration these policies,

●	and any planned or existing human resources strategies or employee educational strategies in response to these proposed or existing state policies.

RATIONALE FOR A YES VOTE

1.	A report is necessary to address the risks presented by legislative and judicial developments that have weakened access to reproductive care in states where PepsiCo has operations.
2.	PepsiCo appears to provide health care coverage to over 300,000 individuals.
3.	Employees expect and desire comprehensive reproductive health care coverage.
4.	Other large employers are demonstrating leadership in assisting employees in obtaining reproductive health care.

2023 Proxy Memo PepsiCo| Report on Risks of State Policies Restricting Reproductive Health Care

DISCUSSION

The inability of PepsiCo’s employees to access reproductive health care poses a number of risks to the Company, including decreased: employee wellbeing, health, and morale; corporate reputation and brand; consumer loyalty; ability for women to advance within the Company; and attainment of the Company’s diversity and inclusion goals.

Investors are seeking assurance that PepsiCo has conducted an internal review and is monitoring and responding to the potential reduction of its ability to attract the widest pool of talent and maintain a qualified and stable workforce.

1.	A report is necessary to address the risks presented by legislative and judicial developments that have weakened access to reproductive care in states where PepsiCo has operations.

Reproductive rights are under siege in the United States. States have passed more than 1,380 restrictions on abortion access since the Roe v. Wade Supreme Court ruling in 1973 that legalized the procedure.1 Now that the Supreme Court has reversed Roe v. Wade, 2 15 states have banned most abortion services outright.3 Nine states are also currently limiting access to emergency contraception.4

Availability of contraception is also at risk.5

The overturning of the protections of Roe v. Wade elevates the need for the report requested in this Proposal. The Company may experience higher turnover, with its associated costs, in states with extreme abortion restrictions and more difficulty in recruiting, or relocating, talent to those states. As a large employer with workers across the country, PepsiCo will face these challenges more keenly than most.

The question of how PepsiCo will provide comprehensive and equitable reproductive health care to its employees is no longer a mere hypothetical. It is in PepsiCo’s best interest to assess the impact and reach of these new disruptions to employees’ ability to obtain reproductive healthcare access and, where warranted, to formulate policies to address employees’ reproductive healthcare needs and minimize disruption. These steps may include, but need not be limited to:

•	examining the comprehensiveness of reproductive health care coverage across geographies and provider networks;

•	committing to providing insurance that covers all forms of contraceptive care;

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1 https://www.guttmacher.org/infographic/2022/us-states-have-enacted-1381-abortion-restrictions-roe-v-wade-was-decided-1973

2 https://www.cnbc.com/2022/06/24/roe-v-wade-overturned-by-supreme-court-ending-federal-abortion-rights.html

3 https://www.nytimes.com/interactive/2022/us/abortion-laws-roe-v-wade.html

4 https://www.guttmacher.org/state-policy/explore/emergency-contraception

5 https://www.nbcnews.com/health/health-news/birth-control-restrictions-may-follow-abortion-bans-roe-rcna35289

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2023 Proxy Memo PepsiCo| Report on Risks of State Policies Restricting Reproductive Health Care

•	studying the feasibility of covering travel expenses incurred to obtain out-of-state abortion care; and

•	reviewing whether the company should take public policy positions on proposed reproductive health care legislation.

States with full abortion bans where PepsiCo is currently hiring, as of March 22, 2023, are: Arkansas, Idaho, Kentucky, Louisiana, Mississippi, Missouri, Oklahoma, South Dakota, Tennessee, Texas, West Virginia, and Wisconsin.6 It is also hiring in Georgia, where abortion is banned at six weeks, earlier than many women realize they are pregnant.

2.	PepsiCo appears to provide health care coverage to over 300,000 individuals.

The enactment of state laws restricting abortion care may conflict with providing equitable health care to the Company’s employees. In its published 2021 employee demographics, the most recent available, PepsiCo reports that it has 299,297 permanent employees and 11,103 temporary employees. 74,667 of these employees are female. The total number of women covered by PepsiCo health insurance through family plans is not provided. Of PepsiCo employees, it appears a large percentage are within their reproductive years. Of new hires in 2021, 46% were under 30 years old. 49% were between 30 and 50, a time when family planning might reasonably be assumed to remain a significant focus.7 With a significant number of the Company’s total workforce impacted by reproductive health restrictions, the issue of providing equitable coverage is highly relevant to PepsiCo’ current operations and long-term goals.

The loss of access to abortion care may disrupt PepsiCo’s ability to reach workforce goals.

PepsiCo has stated its goal to have 50% of managerial roles held by women by 2025.8 Women who cannot access abortion when needed are three times more likely to be unemployed and four times more likely to have a household income below the federal poverty level.9 In a 2019 survey, nearly 9 in 10 women said that controlling if and when to have children has been important to their careers.10 Abortion is a common medical procedure, experienced by one of four women in the U.S. by the end of her reproductive years.11 Access to contraception is also critically important to women’s ability to control their families and their careers.

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6 https://www.pepsicojobs.com/main

7 https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/pepsico-employees-key-statistics.pdf?sfvrsn=99016ca9_7

8 https://www.pepsico.com/docs/default-source/diversity-equity-inclusion/pepsico-diversity-equity-inclusion-annual-report-2021.pdf?sfvrsn=26c6cb18_9

9 https://www.ansirh.org/sites/default/files/publications/files/turnaway_study_brief_web.pdf

10 https://bit.ly/37RkV5e

11 https://ajph.aphapublications.org/doi/abs/10.2105/AJPH.2017.304042

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2023 Proxy Memo PepsiCo| Report on Risks of State Policies Restricting Reproductive Health Care

Abortion restrictions are already interfering with women’s ability to work and reducing the talent pool.

The Institute for Women’s Policy Research estimates that 505,000 more women, aged 15–44, would enter the workforce nationally if all state-level abortion restrictions were eliminated. The Institute estimates that such restrictions cost state economies $105 billion per year by reducing labor force participation and increasing turnovers and time off rates. 12

3.	Employees expect and desire comprehensive reproductive health care coverage.

A national survey of 3,500 + college-educated workers conducted in 2021 produced the following findings:

●	Most workers (73%) want their employee health insurance benefit to cover the full range of reproductive health care, including abortion. For women in their child-bearing years, this number is 83%.

●	Learning that a company covers some reproductive health care, but not abortion care, is much more likely to turn off top talent than attract them (47% would feel less positively toward the company versus 19% more positively).

●	About seven in ten (69%) say that access to reproductive health care, including abortion, should be part of the issues companies address around gender equity efforts in the workplace.

●	Majorities across gender, age, race, and ethnicity would be discouraged from taking a job in states that ban abortion, like Texas’ SB 8.[13]

In a 2022 survey of women under the age of 40, more than 50 percent of women under 40, regardless of political affiliation, would prefer to work for a company that supports abortion access.14 By a 2:1 margin, employed adults would prefer to live in a state where abortion is legal and accessible, according to a national survey of 2,210 adults conducted by Morning Consult.15 The results skew higher for millennials and Gen Z. This has implications for PepsiCo’s ability to recruit workers to work in states with restrictive laws.

Given the geographic scope and sample sizes of these studies, it is reasonable to infer that the views of PepsiCo employees generally align with these findings, and that the lack of a cogent response from the Company may have negative implications for attracting talent now and in the future.

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12 https://iwpr.org/costs-of-reproductive-health-restrictions

13 https://bit.ly/3F0JusI

14 https://www.forbes.com/sites/kimelsesser/2022/08/02/employees-want-to-work-for-companies-that-support-access-to-abortion-according-to-leaninorg-study/

15 https://www.bsr.org/reports/Morning_Consult_-_State_Social_Policies.pdf

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2023 Proxy Memo PepsiCo| Report on Risks of State Policies Restricting Reproductive Health Care

4.	Other large employers are demonstrating leadership in assisting employees in obtaining reproductive health care.

A growing number of large companies are demonstrating leadership in offering to cover abortion-related travel costs for those who must go out of state to receive care. This includes, but is not limited to: Accenture, Airbnb, Amazon, Amazon, Bank of America, Boston Consulting Group, Deloitte, Dick’s Sporting Goods, DoorDash, Foot Locker, Goldman Sachs, Intuit, Johnson & Johnson, JPMorgan Chase, Levi Strauss, Meta, Microsoft, Netflix, Nike, Nordstrom, Others, P&G, Patagonia, PayPal, Salesforce, Starbucks, Target, Tesla, Walt Disney Company, Walmart, Warner Bros, Wells Fargo, Yelp, and Zillow.16 These companies’ more comprehensive reproductive health care policies may be more enticing to women seeking employment than PepsiCo’s.

RESPONSE TO PEPSICO’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

PepsiCo’s Board states, in its statement of opposition, that the Company: “…ha[s] not heard from our employees or potential new hires that existing or proposed state policies restricting reproductive rights have been an issue or concern for them in terms of accepting, maintaining or advancing their employment with PepsiCo.”

Proponents note that the subject of reproductive healthcare can be an intimate topic for an employee to discuss with their employer. While the Company is not aware of employees or potential hires who take issue with the recent rollback in women’s’ reproductive healthcare, this cannot be reasonably assumed as evidence that employees are not concerned about their ability, or the ability of their family members, to access health care.

CONCLUSION

A “Yes” vote is warranted.

PepsiCo has failed to show investors that it has adequately assessed the risks associated with recent states’ limitations to women’s reproductive healthcare. Intertwining threats exist, including those to: employee wellbeing, health and morale; corporate reputation and brand; consumer loyalty; women’s ability to advance within the company; and the attainment of the Company’s diversity and inclusion goals.

By producing the requested report, PepsiCo can assure investors that it is monitoring and responding to imminent threats to its ability to provide quality health and reproductive care to its employees. This care is a necessity for attracting the widest pool of talent and maintaining a qualified and stable workforce.

The requested report will act as a transparency and accountability mechanism, encouraging PepsiCo to produce a needed internal review.

Vote “Yes” on this Shareholder Proposal 7.

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For questions, please contact Meredith Benton via As You Sow, mbenton@asyousow.org

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16 https://www.nytimes.com/article/abortion-companies-travel-expenses.html

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2023 Proxy Memo PepsiCo| Report on Risks of State Policies Restricting Reproductive Health Care

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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